     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On November 16, 2006, James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), gave a presentation to investors at the Merrill Lynch Banking & Financial Services Conference in New York, New York. The presentation was accompanied by a series of electronic slides that included information pertaining to the financial results and business strategies of PNC. A copy of these slides and related material was previously filed on November 16, 2006 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the following transcript of the presentation should be read in conjunction with those materials.

Ed Najarian:	All right, well, let me just start out by thanking everyone that’s still in the room here for staying for our last presentation of the conference.
We appreciate your endurance.

Our last company of the day is PNC Financial. We are very pleased to have them. The speaker is PNC’s Chief Executive Officer, Jim Rohr.
As most of you know, PNC has recently been through a lot of changes, including the merger of BlackRock with Merrill Lynch Investment
Managers, its announced acquisition of Mercantile, and relatively significant balance sheet restructuring around both of those initiatives.
To help us sort through all that, and to hopefully provide us some outlook for ’07, we have, as I mentioned, CEO Jim Rohr, and along with Jim, CFO Rick Johnson, and head of IR, Bill Callihan.

Jim Rohr:	Thank you, Ed, and especially thanks to all of you for hanging around for the last presentation. That’s not easily done. We had a board meeting, the committee meetings were yesterday and this morning, so we got off to a little slow start, but we really appreciate you being here.
And ’07 looks good to us. There’s the guidance right off the bat. I’m going to get in trouble for that, but we are optimistic about ’07, so I think ’07 will be good.

Before I get started, let me introduce two of my colleagues with me.
PNC’s Chief Financial Officer Rick Johnson is here, and the Director of Investor Relations, Bill Callihan, is here today. So we are very pleased to have this opportunity to talk to you.

Let me remind you today that today’s presentation will contain the typical forward-looking statements and non-GAAP financial measures.
We’ve provided further information in the appendix and on our website at pnc.com.

What I’d like to do today is talk a little bit about the journey that we’ve been on for you in our journey to build a great company for our investors. And our success really has been built upon the ability to execute our strategic initiatives. Over the years we’ve identified a number of different areas that we believe could differentiate us from the competition and create value, and I think we’ve worked pretty consistently toward those objectives.

If you look at this chart I think it follows pretty well. We’ve invested in technology. We were one of the first companies to go to a single platform, to have a scalable technology platform that’s helped us control costs, build products, control pricing as well as simplify the integration of acquisitions. So it’s really a differentiating factor, and
CIO Magazine named us one of the two banks that were included in the top 100 technology companies in the United States – ourselves and
Wells.

Secondly, we diversified the business mix to deliver a more predictable and more valuable revenue stream that’s less reliant on net interest income. We invested in BlackRock, PFPC, which are now among the leaders in their industries. We added Hilliard Lyons, Harris Williams, both very successful companies.

Thirdly, we developed a relationship approach across all of our businesses, which helped us grow and deepen customer relationships and I’ll have some examples for you. We invested in employees that we believe have been very successful in satisfying our customers and producing positive customer experiences. We developed a competency around risk management and governance where we’ve been identified as one of the leaders. And we’ve been a disciplined manager of capital, deploying it to boost shareholder return. And I think these things in combination have really generated a fair amount of momentum for us.

Now there’s a few other things we did as well. We implemented One
PNC on the cost side, including such that we cut costs significantly there as you know. And we had such ideas as the emerging affluent initiative that also is fueling revenue growth for us, and I have some examples about that. And we’ve launched a continuous improvement process so that we’ll continue the momentum that we’ve generated from One PNC. That continuous improvement process is generating ideas that make banking easier for our customers, it’s simplifying processes for our employees, it’s fueling revenue growth across each and every one of our businesses, and also it’s developing initiatives that will differentiate PNC, I believe, in the long term.

Most recently, as Ed said, it was an extraordinarily good transaction when BlackRock catapulted into the ranks of a trillion dollar asset manager through its acquisition of MLIM. In that process, we increased our capital by $1.6 billion. And then that incremental capital allowed us to buy, really, a gem of the east coast. We announced
October 9th that we would acquire Mercantile Bankshares, a storied commercial bank in Maryland – the second largest bank in Maryland –
and I’ve got a number of comments for you on that. We are extremely excited about that. And a number of these things, when you put them together, really have allowed us to generate great customer growth and returns, and I think we’re very, very pleased about that.

Now the one place that I’m not particularly pleased, and I’ll tell you is on the brand side. And I think the brand is starting to become more and more of a table stakes. And we’re going to have to take ground in the brand space. But one of the things we have is we’ve got a number of strengths that I think position us to be able to do that. Now let me go through those strengths for you very quickly.

We have a high-return business mix, which I think helps provide stability and a platform for growth. We derive revenue from four major businesses that are listed here: retail; corporate and institutional;
asset management, which is primarily BlackRock; and fund processing, through PFPC. We like the diversity of this business mix because particularly at this interest rate environment we don’t have to take risks for which we are not paid. And there are people doing that.

This bar chart shows the earnings contributions from each business for the first nine months of ’06. You’ll see the strong returns generated and I think it differentiates PNC in several ways. First, our favorable fee-based revenue mix. Fees from banking, along with strong results from BlackRock, PFPC create a powerful combination and this
diversified revenue stream is important in any environment. But it’s diversified from our peers. Even on an adjusted basis, we will receive more than 60% of our revenue from non-interest income. Why is this good? These revenues for us are growing more rapidly than NII, and it reduces our reliance on any one sector for income. So it’s also a risk management tool and we’re not dependent on net interest income as some others are, and we don’t have to take outside risks on the credit side.

On the credit side, as you know, we’ve worked hard on that. We are ranked number one in governance by a number of people. Also, I’ve said sometimes that it can’t get any better. It keeps getting better. I’ll say it again, it can’t get any better. But it looks really wonderful. And about in excess of half of our non-performing loans are secured by inventory and receivables, so we’re pretty comfortable with this credit profile, we watch it like you do every minute. But it’s awfully good, and the future looks good.

The other major risk in this industry is interest rate risk. If you look around you see that many of our peers do many things well, but to a great extent, the ability to manage interest rate risk over the long term is a differentiator. And we’ve built a great team to manage this. In addition to that, we added technology, which we developed in conjunction with the BlackRock platform and we believe we are an industry leader. And we are just beginning to sell this to other banks.
We continue to be disciplined, our duration of equity currently stands at a positive one year, and in the last few months, as Ed mentioned, we’ve taken the opportunity to reposition our balance sheet, which will have a positive impact on net interest income. Now in this
environment, creating positive operating leverage is essential. And the impact of One PNC on the firm is doing exactly that, and it’s very visible. Our people have done an extraordinary job. We’re on track to capture $80 million of profit improvement this quarter, and we expect to be $100 million of quarterly impact by the second quarter of next year, or a $400 million per annual pre-tax benefit by the end of the second quarter – in other words, since we started One PNC. We’ve taken operating leverage, taking it from negative in previous years to positive for the first nine months this year, and the issue for us is to take these ideas that were generated by the employees and turn them into a continuous improvement process for the future. And we are doing that. We’ve kicked off that process and already we have 300 new ideas that the continuous improvement team is working on.

Now when you add these differentiating strategic issues up, I think the results are right there. They’ve created excellent revenue and net income growth for the last four quarters. Here you can see that we’ve done it for a number of years. Those results are excellent. But the second thing that these strategic initiatives have done is frankly position us for growth, position each one of our businesses for growth.
In retail banking, in our minds anyways, winning is generating a greater share of the primary checking customers from which to grow relationships. In corporate and institutional, we have capabilities you would not typically find in a bank of our size, and we are winning in the middle market space. The key now is to expand that across the country. Clearly our banking businesses are very excited about
Mercantile and we’ll talk about that specifically in a moment. At
PFPC, we’re focused on growing the core client base and expanding in areas where we have a competitive advantage. And at BlackRock the investment at BlackRock – will continue to be an excellent contributor to PNC’s earnings. Now let’s look at these in more detail, beginning with the banking businesses.

We need to take these strengths and build a differentiated brand. Quite frankly, when we interview our customers we’ve done a number of surveys, our customers love us. They frankly do. We have the highest retention numbers that we can find, and I’ll show you some cross-sell numbers in a moment. But our prospects are not that aware of us, and we’ve actually lost some ground in this space. And so to attract new clients, and to continue to grow new clients we have to enhance our brand. And I think we’re in the process of doing that. Now branding doesn’t happen overnight, it’s really a journey. But the items that I mentioned, we come from a position of strength. We have a very strong product set, and we have the highest customer sat we’ve ever had in the history of the company. We have a history with our customers of delivering high quality solutions, so we clearly have something to build on. And we want to have our customers identify us as the bank of ease and confidence. You’ll see more of that in our ads and you’ll see it in our products. And I think they identify – our customers should identify that with superior customer experience.

Yesterday, we received proof that our customers do love us, and our approach is working. JD Power released the results of its inaugural
Small Business Banking Satisfaction Survey. PNC ranked number one highest in customer sat and highest in areas of client relationship and depository services. When you consider that the average small business, industry-wide, keeps 20 times the checking balance of the average retail customer you understand how important these
relationships are. And in fact, checking relationships, whether it’s consumer or small business, are important and we intend to continue to grow them.

Now let me talk about the checking relationship. It’s central to the business payment system. Such relationships offer an opportunity to cross-sell debit cards, online banking, merchant services, a number of other things. So that’s the key. Small business credit and debit cards are the fastest growing payment vehicle in the United States, so we leverage those relationships. And these are sticky services that lend to longer term, very valuable relationships. On the right side, you can see evidence of increased payment system sales that we’ve made by growing checking relationships, and you can also see a change in our net relationship growth as the PNC pricing actions led to the consolidation and closure of low balance, low value accounts.

Now let me talk a little bit more about relationships. We’ve acted to enhance the growth of higher quality, higher value accounts. We’ve done the research that shows that these accounts are significantly impacted by ATM fees. For customer satisfaction, the things that upset the customer the most is problem resolution, the second highest item on the list is ATM fees. We recently simplified our checking product set that the customer said they didn’t want a complicated one, and then we introduced a new feature of free ATMs worldwide. We’re one of the first banks to offer this new checking account structure, and the
ATM offer is already making an impact with average initial balances in the new checking accounts about 20% higher than before the initiative.
So it’s obviously having an impact on high quality customers.

Now another thing we’ve done, we’ve showed – research has showed us that almost 30 percent of payments are card based, and so we introduced the new proprietary PNC credit card to get more of that business. So far the initial rollout of the card has been going very well.
The response has been three times the industry average for direct mail, the launch of the card offer in early September and by mid-November exceeded our year-end receivables goal, and in the same period we reached 98% of the cards outstanding that we expected to for the year, so we are very optimistic about how that’s working. Additionally, we added a first mortgage product with a joint venture from Wells Fargo, that’s going very well. And we are kicking this off with a strong marketing campaign, so we’re very, very pleased about how we’ve been able to cross-sell products from our deposit base.

But our deposit base is still the key. And this slide shows that our model for acquiring, retaining and growing deposit relationships is working. And quite frankly, it’s working better than our peers. We’re pleased, deposit growth has been driven not only by retail but also by corporate. We’ve grown non-interest bearing deposits through our
Treasury Management services at Midland, for example, which has worked very well for the corporate bank in addition to the retail.

Now in this environment customers are shipping non-interest bearing deposits, the high yield products, which has stifled the growth a bit.
But quite frankly, it’s still very, very valuable liabilities. We believe we have the model to outperform our peers, and in fact we have a higher proportion of non-interest bearing deposits funding our earning assets, which is very valuable in this interest rate environment. And as you know, Mercantile also is core funded. And once the acquisition is complete this should enhance our consolidated position.

Now one of the things that came out of One PNC is work in the affluent segment. It’s an area of special emphasis in the retail bank.
Now PNC, as you know, is one of the largest private wealth managers in the United States, but whether you are a mass market or a wealth management customer, we need to have a business model that meets your needs. We do just fine with the wealth management people. But there’s a market sector that really doesn’t fit just in the brokerage or in the high wealth management, and that’s the mass affluent. In our market, not including Mercantile, 31% of the existing PNC households
– that’s 674,000 households – can be described as mass affluent. They have investible assets between $100,000 and $1 million. These assets are typically spread between three and four financial providers. Our goal is to get them down to two. I mean the opportunity is right there.
If we can do that through exceptional service I think we can differentiate ourselves and generate a lot of revenue.

What we’ve done is we’ve dedicated so far 137 private bankers to the mass affluent, distributed across part of our branches, and already they’re doing much, much better. We’ve been growing fee income, product services and deposits on the households they’ve been assigned
to.

Now let me move to the corporate and institutional bank. When you look at the other side of the company, we’ve been working hard to make this a more valuable earnings stream, and we’re selling more fee-
based products to our customers. Now this is a business where we have a national reach, commercial real estate lending and servicing is national, primarily through Midland. We have a national asset-based lending group, a national treasury management business, capital markets touches our customers across the country. The middle market
M&A advisory services of Harris Williams, which just passed its one-
year anniversary with us, is a national business. And that’s a product that’s put us on the radar of a lot of clients far outside the PNC retail base. And many of the deals are with a very good pipeline with Harris
Williams; about 10% of them come from the PNC deposit base,
customer base. And we’ve been able to cross-sell these products and deepen our client relationships. And I think we’ve had special emphasis on the middle market where M&A Magazine named us the number one middle market bank in the United States.

Now the reason is simple, and that is that we’ve got a great sales force, it’s a stable sales force, it’s not a downsized large corporate group, and they really focused on this middle market. And they are focused on those customers. And they use a team-based approach where they bring in treasury, capital markets people and very targeted to get solutions tied to the customers.

And when you look at the next chart, you will see that we have the highest percentage of lead bank relationships in our footprint.
According to a recent survey, we’ve identified us as the number one lead player in our region, and if you have the lead relationship your returns are significantly higher. In the middle market space there are reports that show that the lead bank gets about 80% of the ancillary revenue from the company, which enhances the returns. You get a bigger piece of the treasury business and other cross-selling stuff. And because corporate bank today has very low returns on the credit side and weaker structures, we have the opportunity to make up that return elsewhere.

This year so far we’ve added about a seven or eight percent growth in loans and actually NII is down because of spread compression, but our returns are up. And we’ve not been willing to accept the low risk-
adjusted returns on the credit book. We are just not willing to do that –
that has a very high expense later. On the other hand, we have been willing to cross-sell products and get the return on the right kind of relationship. And we’re the number one bank in our footprint in cross-
selling. When you look at treasury management, business checking, capital markets, we’re first, first, first and first for equipment leasing as well, and now we have the largest middle market M&A firm in Harris
Williams. So I think we’ve really differentiated this business in a way that we’re growing the revenue differently to generate our return while maintaining a conservative risk profile.

Now let me turn for a moment to the mid-Atlantic powerhouse that we’re trying to build, and that’s the planned acquisition of Mercantile
Bankshares. I have to tell you, I’m more excited about this transaction than I was before we announced it. I think this will create, really, a mid-Atlantic powerhouse in a fabulous market. As one of our directors said, look at the map. And the map does tell the story that the footprint is really terrific, the 240 branches fit right in between our Washington,
D.C. franchise and our Delaware and Philadelphia franchises in an unbelievably rapidly growing marketplace. Just for one statistic, the median household income is $63,000, that’s more than 10% higher than the $55,000, which is across the PNC footprint. And it also allows us to save a little money by not having to build some of the branches out from D.C. And I think, as we said on the Columbus Day call, we have a 15% calculated internal rate of return, and we believe this transaction will be accretive in the second year – criteria that we had shared with you before. We expect the transaction to close in the first quarter of ’07 and the integration is off to a good start. We’re still in the planning phase, they have exceptional people, dominance in a middle – in a small business area that’s really been forged over a long period of time, and we’ve got Joe Rockey, who did the Riggs transition for us and also the United conversion for us in New Jersey. Joe is keying that up on his side, and I think we’ve got a lot of confidence that that will be done right. There’s a lot of growth opportunities in the retail and the commercial space. They really don’t have a lot of technology at Mercantile – retail customers, for example, we have 51%
of our retail customers use online banking. That will be a significant enhancement to the retail franchise for Mercantile. And I don’t think there is any question we can dramatically expand their wealth management business, their exceptional small business bankers, the JD
Power rating, I think, will allow our technology to tremendously enhance their opportunity there, and they’ve got great people that know their customers that are looking forward to that technology. So I think it’s a real opportunity.

We’ve identified 1,000 middle market customers that they don’t call
on. They don’t call on them primarily because of the technology capability. They don’t have the products on syndication, treasury management that they will have soon. And I think, quite frankly, our balance sheet will benefit because of their strong deposit base, and their terrific credit quality, so I’m very optimistic about this transaction. I think we’re very comfortable with the cost save numbers that we’ve put forward, and I’m even more excited about the revenue numbers, which we didn’t give you any, but you don’t give us any credit for it anyway, so that’s okay. But we’re very, very pleased on both sides.

Let me turn to PFPC, the industry-funded industry processing provider.
The number one sub-accounting provider in the United States, number two full service mutual fund transfer agent, number two full service accounting provider. This company has done very well in recent years.
We believe we have the technology and the scale to be able to compete in this space. We’ve been successful in doing that. You can see the offshore assets served and the sub-accounting shareholder accounts growing rapidly. And we’re building on that ranking as the top sub-
accounting provider in the U.S. by upgrading the service levels just as we speak. And we just recently introduced a new online product that helped our clients to monitor 90 million accounts for market timing activity. We’re actually providing that service for a fee. And as for offshore, I think you are going to see continued growth in asset service, particularly in the booming hedge fund industry off-shore. We’re adding a lot of customers. We just had to add a third location in
Ireland because of it’s just hard to get enough employees. And we’re already the number one service provider for Irish-domiciled alternative investments. That’s just growing at – European assets are, well, almost
40% a year. And that’s growing terrifically. We’ve also developed a global custody business that has about $400 billion and a broad client base that’s very profitable, and we’ve grown the operating margin for
PFPC over the last three and a half years, and we’re continuing to focus on that as well.

Moving on to BlackRock, – one of our growth engines for a lot of years, and we’re looking forward to the continuing relationship with the new BlackRock. Larry presented here yesterday and I think he confirmed his ’07 outlook. And as of September 30th it managed $1.1 trillion. The company has done extraordinarily well, our ownership went from over 70% to 34%, but we’re expecting greater earnings, bottom line earnings, from the new BlackRock at 34% than we had when we had over 70% of the old BlackRock.

And before I close, let me talk quickly about capital. Closing the
BlackRock/MLIM transaction obviously strengthened our capital position. Then we used a fair amount of that capital for the Mercantile transaction. But we expect to earn a tangible common ratio, which is our tightest constraint, if you will, to be 5.7% at the end of the first quarter, assuming a close for Mercantile by that time. As we look at the remainder of this year, and into ’07, we believe that we will generate up to $900 million in excess capital beyond our dividend requirements next year, and so that’s an opportunity for us, and I think at this price, clearly capital deployment by buying our own stock back is a very, very attractive return to our shareholders. So all things being equal, I think you’ll be seeing us use that excess capital to buy our shares back.

Let me close just by reinforcing a few key points. We expect the end of 2006 to be very good. And we expect to have a very, very good year in ’07 as well, so we are very pleased about that. We’ve got a strong platform for growth, our diversified revenue stream, I think, enhances our position, and the balance sheet has been well managed and we’re managing expenses as well. So we’ve got a number of strategies that we think will help build the brand, and we would hope that you would continue to find us as a very attractive investment. We’ll be happy to answer any questions.

Najarian:	Okay, do we have any questions out there?

Rohr:	This late in the afternoon, it’s a challenge to see if we get any questions.

Najarian:	Okay, two on the side over there.

Rohr:	Yes, sir?

Question:	Yes. If I recall correctly, the most recent dividend increase was the first one in quite a while at that percentage. And while I know that’s ultimately a board decision, if you are going to generate excess capital, buying back stock is one of the options. Do you have any indication, inclination regarding your recommendations to the board about a ongoing rate of dividend increase as another way of returning excess capital?

Rohr:	We understand that there’s a number of funds that like companies that increase their dividend on a regular basis. We increased the dividend, I think, in April of this year at 10%. Also with the earnings growth it’s taken our payout ratio from 50% to the low 40s, which would make us one of the lower ones in the industry. So I think we would comfortably have the opportunity to increase the – increase the dividend should the board decide to do that, and make it a more regular activity, if they wish. Did I do that all right?

Johnson:	I was just going to say, the excess capital forecast we had there did incorporate a dividend increase for next year.

Rohr:	It included an assumption of a dividend increase.

Johnson:	Right.

Rohr:	It did.

Johnson:	It did.

Rohr:	Yes. So the $900 million would be in excess of a dividend increase.
Yes, sir?

Question:	Your comments about the brand earlier, what was it that first alerted you to the fact that your prospects were losing sight of PNC? What kind of survey results? What were you all testing for?

Rohr:	We test our customers regularly. And we find a number of things. I think we have one data warehouse and data marts for each of our businesses, so we have the opportunity to test our customers given different profiles. And we’ve been able to grow checking accounts more rapidly, as you saw, than our peers. But we asked ourselves how would we step it up? And if we wanted to step it up, what would we have to do? And we’ve been thinking about branding for some period of time, and the thing that comes back is ease and confidence. We asked our customers and our prospects over the last couple of years about how they perceive us. And quite frankly, we weren’t as happy with the response from the prospects. I think part of it is because some of our competitors have picked up their investment in their brand. If you go back 10 years ago, for example, we’ve competed with a lot of banks. Now we compete with the Bank of America and Wachovia on a much more fulsome basis than we did before, so those brands are much better now than they had been, at least in our markets. It hasn’t stopped us from growing customers, but it does tell us about our prospects.
Other questions?

Najarian:	All right, let me jump in with one –

Rohr:	We have one in the front.

Najarian:	Okay, one in the front.

Question:	How ambitious are you on new branch development for ’07? An
unrelated question, what’s the longer term goal for PFPC in terms of the organizational structure within PNC?

Rohr:	Those are two very good questions. I mean, we have, I think, about 30 branches that I think that we’re going to build next year on schedule.
We are going to close probably 15. We’ll consolidate about 15. So that we’ll continue to manage that relationship. I think you’ve got to understand the – I don’t have to tell you – you’ve got to understand the customer mix and what their preferences are. So we’ll continue to build branches in places that are the most appropriate. Virginia being one place where we obviously don’t have to build so many branches in
Maryland anymore, but we still have opportunities in Virginia. We’ve already acquired the property, so we’re in good shape there. So that branch expansion and build will continue.

The PFPC piece is very interesting. I mean, we have – it’s often been said to me that well, you can’t – that’s not a standalone business. And they say you have to be a big custodian in order for it to be the fund accountant and the transfer agent and the sub-accountant. And I’ve been watching it for three years or four years now, and the fact of the matter is PFPC does way better than any of the custodians. And we’ve been growing very nicely. And over the last, I guess, four years, we’ve probably averaged – probably 30% a year bottom line growth, a fair number. We won’t grow that much next year, but it’s a business that ought to grow somewhere in 10 to 20% because you have the ability to take out costs. So I kind of like the business, and I like having the fee income, so you don’t have to go and make a bunch of loans that you don’t like in order to build your net interest income. If, if – and they leverage our computer systems in our back office very heavily, so that works for us, too. But if it would come to a place where we would have to buy a custodian to be in that business, which other people have hypothecated that, it has not been true. But then we would perhaps sell it rather than buy a custodian, because I think, I think the custody business is the less value-added business than the accounting business, and the sub-accounting business is the higher growth, better return business.

Question:	Can you outline some of the revenue synergies that you might find from Mercantile? What is sort of the uplift you are going to give them in terms of product capability and technology capability and what that might lead to?

Rohr:	Their online banking penetration is very low, and their product is modest relative to ours, for example. And what we’ve found is that with our 51% penetration, I think it’s the second highest in the industry. Those people are stickier and they keep higher balances. And so on the retail side I think that’s a big win for them. On the wealth management side, outside of Baltimore, really, they’re not in that business. The different subsidiaries they have are very modest in the wealth management space, and we actually build that right into our branches, and it’s a very lucrative market, so I think it’s a terrific opportunity once we lay the technology in, that capability will be resident in the branches right after the conversion. So they will have an entirely different information base for their retail customer than they had before. On the small business side, they’ve been remarkably successful. I mean they’ve got a great group of people who have been tremendously competitive in acquiring and maintaining and building relationships with small businesses all over the state. When we add our technology, which JD Power just rated, quite frankly you can do online investing, you can do online stop payments and payments and a series of other things that generate fee income in addition to the deposit income, so it’s a tremendous opportunity for them. So I think – and then when you go into the middle market where we have the capital markets, the syndication, the treasury management business that’s second to none quite frankly, that treasury management is terrific business that we’ve built, that’s why we are ranked number one in middle market. Adding that treasury business to them will be a tremendous opportunity across the state. So I’ve got to tell you, there’s
– when they chose us as a partner, I think the fit is particularly good.
Culturally, we’re both relationship-oriented banks. I mean they’ve built great relationships with their customers, I mean just spectacularly well. And what they didn’t have was the capital to build out the technology piece. And if I would say that we did one thing well, and you go back there on that chart, you go way back in time in the early, early ‘90s when the whole industry was upside down with real estate loans, we made a decision to go to a single platform. When we went to a single platform it allowed us to continue to invest in products where you didn’t have to invest so much in processing. And whether it’s risk management or fraud or whatever it is, we only had to convert one thing, and this really enhanced our ability to invest in that space. And then when we go to Mercantile, there will be a tremendous opportunity for them to just take that technology and leverage it. So we’re very, very excited, very excited about that.

Najarian:	Okay, it looks like we’re out of questions. So with that, please join me in thanking Jim.

Rohr:	Thank you very much, everyone. Have a good holiday.

Najarian:	And thank you, everyone, for lasting this long at our conference. We appreciate it.

END

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the
PNC/Mercantile merger transaction with the United States Securities and Exchange
Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH
THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR
INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile
Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile
Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203,
Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile
Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.